02019698

Uf 3-12-02

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 36439

RECEIVED MAR 01 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Trustmark Financial Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 SOUTH MAIN STREET, SECOND FLOOR, SUITE 201
(No. and Street)

GREENSBURG	PA	15601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PETER D. DOCHINEZ — 724-832-1066 EXT. 111
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ralph W. Burkhouse
(Name — *if individual, state last, first, middle name*)

P.O. Box 1018, Washington , PA 15301
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/28/02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Dochinez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trustmark Financial Group, Inc., as of December 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

PRESIDENT
Title

[signature]
Notary Public

Notarial Seal
Alicia L. Walker, Notary Public
Hempfield Twp., Westmoreland County
My Commission Expires May 8, 2004
Member, Pennsylvania Association of Notaries

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRUSTMARK FINANCIAL GROUP, INC.

Financial Statements and
Supplementary Schedules

December 31, 2001

Ralph W. Burkhouse

Certified Public Accountant

TRUSTMARK FINANCIAL GROUP, INC.

Table of Contents

December 31, 2001

Ralph W. Burkhouse
Certified Public Accountant
P.O. Box 1018
Washington, PA 15301

(724) 225-2599 Fax (724) 225-1599

Independent Auditor's Report

Board of Directors
Trustmark Financial Group, Inc.
Greensburg, Pennsylvania:

I have audited the accompanying statement of financial condition of Trustmark Financial Group, Inc., as of December 31, 2001, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require than I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trustmark Financial Group, Inc., as of December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ralph W. Burkhouse

Washington, Pennsylvania
February 22, 2002

TRUSTMARK FINANCIAL GROUP, INC.

Statement of Financial Condition

December 31, 2001

Assets

Assets:	
Cash and cash equivalents	$ 3,747
Commissions receivable	40,065
Other receivables	3,098
Investments, at market value	11,810
Income tax credits	1,500
Prepaid insurance	13,600
Fixed assets, net of accumulated depreciation of $2,043	1,748
Total Assets	$75,568

Liabilities and Stockholders' Equity

Liabilities:	
Accounts payable	$ 135
Commissions payable	34,018
Payroll taxes payable	163
Accrued pension contribution	1,585
Total Liabilities	35,901
Stockholders' Equity:	
Common Stock, $.10 par value, 100,000 shares shares authorized and issued, of which 2,816 are held in the treasury	10,000
Treasury stock, at cost	(23,119)
Additional paid-in capital	41,800
Retained Earnings	10,986
Total Stockholders' Equity	39,667
Total Liabilities and Stockholders' Equity	$75,568

The accompanying notes are an integral part of these financial statements.

TRUSTMARK FINANCIAL GROUP, INC.

Statement of Operations

For the Year Ended December 31, 2001

Revenues:	
Commissions	$1,036,296
Fees charged to representatives	55,369
Expense reimbursements	37,921
Investment income (loss), net	(1,079)
Miscellaneous income	1,775
Total Revenues	1,130,282
Expenses:	
Salaries and related benefits	112,800
Commissions	857,640
Professional and consulting fees	9,854
Office equipment and furniture rentals	45,013
Telephone and utilities	13,882
Office supplies and expense	4,762
Office rent	22,109
Insurance	21,198
Printing, advertising and promotion	10,294
Dues and subscription	865
Postage	4,502
Repairs and maintenance	2,526
Automobile expenses	7,647
Travel and entertainment	3,971
Regulatory fees	11,835
Depreciation	1,029
Miscellaneous	4,542
Total Expenses	1,134,469
Net loss before provision for income taxes	(4,187)
Provision for income taxes	0
Net loss	$(4,187)

The accompanying notes are an integral part of these financial statements.

TRUSTMARK FINANCIAL GROUP, INC.

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2001

	Common Stock	Treasury Stock	Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2000	$10,000	$(23,119)	$41,800	$15,173	$43,854
Net Loss	-	-	-	(4,187)	(4,187)
Balance, December 31, 2001	$10,000	$(23,119)	$41,800	$10,986	$39,667

The accompanying notes are an integral part of these financial statements.

TRUSTMARK FINANCIAL GROUP, INC.

Statement of Cash Flows

For the Year Ended December 31, 2001

Cash flows from operating activities:	
Net loss	$(4,187)
Adjustments to reconcile net cash from operating activities:	
Depreciation	1,029
Unrealized loss on investments	1,717
Decrease in commissions receivable	21,861
Increase in other receivables	(1,421)
Decrease in prepaid payroll taxes	4,651
Increase in prepaid insurance	(383)
Decrease in accounts payable	(5,749)
Decrease in commissions payable	(20,725)
Decrease in payroll taxes payable	(422)
Decrease in income taxes payable	(1,251)
Decrease in accrued pension contribution	(3,028)
Net decrease in cash	(6,657)
Cash and cash equivalents, beginning of year	10,404
Cash and cash equivalents, end of year	$ 3,747

Supplemental information:	
Income taxes paid during the year	$ 0

The accompanying notes are an integral part of these financial statements.

TRUSTMARK FINANCIAL GROUP, INC.
Notes to Financial Statements
December 31, 2001

(1) Organization and Nature of Business
Trustmark Financial Group, Inc. (Company), formerly named The Codrick Financial Group, Inc., is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company is incorporated in the state of Pennsylvania.

(2) Significant Accounting Policies
Cash and cash equivalents include amounts on deposit with financial institutions and a money market investment account that is insured by the FDIC.

Commission income and the related commissions payable to sales representatives are recorded on a trade date basis. No allowance for doubtful accounts on the commissions receivable is considered necessary.

Fixed assets are stated at cost. Depreciation is recorded on the straight-line method over the estimated useful life of five years.

Deferred income taxes on the temporary differences between financial and tax reporting have not been recorded in these financial statements due to the immaterial nature of these differences. Additional information on these amounts is disclosed in the note on income taxes.

Use of estimates and assumptions are made by management in the preparation of the financial statements in conformity with generally accepted accounting principles that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(3) Investments
The Company has investments in mutual funds, which are carried at the fair market value of $11,810. The cost of these investments is $15,516.

(4) Fixed Assets
Fixed assets at December 31, 2001 consist of the following:

Office equipment	$3,791
Less accumulated depreciation	(2,043)
Net fixed assets	$1,748

(5) Income Taxes
The deferred tax liability for the difference between tax and book depreciation of $437 has not been recorded in these financial statements, nor has the deferred tax benefits of the net loss carry forward of $1,701 and the contributions carryover of $440.

(6) Simplified Employee Pension Plan

The Company maintains a simplified employee pension plan for eligible employees. Annual contributions up to 15% of the eligible employees' salaries can be made at the option of the Company. The "Salaries and related benefits" account on the statement of operations includes $2,550 in pension expense for the year, which was 10% of eligible salaries.

(7) Related Party Transactions

A partnership, half owned by the primary stockholder of the Company, leases office equipment and furniture to the Company. Under the current lease, monthly payments of $3,500 are to be made through May, 2003. Payments made during the year totaled $42,000.

(8) Commitments and Contingent Liabilities

The Company has obligations under operating leases for office furniture and equipment and an automobile with initial noncancelable terms in excess of one year. The obligations under these leases are as follows:

Year	Amount
2002	$60,970
2003	21,900
2004	6,900
2005	450
2006	-

(9) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, with a minimum net capital requirement of $5,000. At December 31, 2001, the Company had a net capital of $13,204. The Company's aggregate indebtedness to net capital ratio was 2.72 to 1.

TRUSTMARK FINANCIAL GROUP, INC.

Computation of Aggregate Indebtedness an Net Capital
in Accordance With Rule 15c3-1 Under the
Securities Exchange Act of 1934

December 31, 2001

	FOCUS Form X-17A-5		Audited Financial Statements	
Reconciliation of Net Capital:				
Total stockholders' equity		$43,322		$39,667
Nonallowable assets:				
Petty cash		200		200
Commissions receivable greater than thirty days old and trails commissions, net of related commissions payable:				
Insurance comm. receivable	445		445	
Insurance comm. payable	(400)	45	(400)	45
Trails comm. receivable	27,000		27,000	
Trails comm. payable	(24,527)	2,473	(22,259)	4,471
Net fixed assets		2,777		1,748
Other receivables		5,900		3,098
Prepaid insurance		13,217		13,600
Income tax credits		1,500		1,500
Securities haircuts		1,801		1,801
		27,913		26,463
Net Capital		$15,409		$13,204

Aggregate Indebtedness:	
Total liabilities	$35,901
Computation of basic net capital requirement:	
Minimum net capital requirement	$ 5,000
Net capital in excess of requirement	8,204
Net Capital	$13,204
Ratio of aggregate indebtedness to net capital	2.72 to 1

TRUSTMARK FINANCIAL GROUP, INC.

Computation for Determination of Reserves Required Under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2001

The Company is exempt from this requirement under Rule 15c3-3(k)(2)ii.

Ralph W. Burkhouse
Certified Public Accountant
P.O. Box 1018
Washington, PA 15301

(724) 225-2599 Fax (724) 225-1599

Report on Internal Control

Board of Directors
Trustmark Financial Group, Inc.
Greensburg, Pennsylvania:

In planning and performing my audit of the financial statements of Trustmark Financial Group, Inc. (the Company), for the year ended December 31, 2001, I consider its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in the internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to

future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and cn my study, I believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17(a)-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ralph W. Burkhouse

Washington, Pennsylvania
February 22, 2002